EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net income available to common shareholders	$58,958	$28,810	$160,674	$91,870

Add:
Portion of rents representative of the interest factor	227	222	694	659
Interest on indebtedness	32,795	29,826	95,285	85,699
Preferred dividends	2,525	2,428	7,576	4,959
Amortization of debt cost	407	425	1,240	1,225
Net income as adjusted	$94,912	$61,711	$265,469	$184,412

Fixed charges and preferred dividends:
Interest on indebtedness	$32,795	$29,826	$95,285	$85,699
Capitalized interest	671	1,096	2,328	3,802
Preferred dividends	2,525	2,428	7,576	4,959
Amortization of debt cost	407	425	1,240	1,225
Portion of rents representative of the interest factor	227	222	694	659
Fixed charges and preferred dividends	$36,625	$33,997	$107,123	$96,344

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED DIVIDENDS	2.59	1.82	2.48	1.91

Net income available to common shareholders	$58,958	$28,810	$160,674	$91,870
Depreciation and amortization	30,681	28,807	90,283	81,946
Gain on sale of property	(27,966)	(368)	(67,676)	(14,193)
Funds from operations	61,673	57,249	183,281	159,623
Add:
Portion of rents representative of the interest factor	227	222	694	659
Preferred dividends	2,525	2,428	7,576	4,959
Interest on indebtedness	32,795	29,826	95,285	85,699
Amortization of debt cost	407	425	1,240	1,225
Funds from operations as adjusted	$97,627	$90,150	$288,076	$252,165

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.67	2.65	2.69	2.62